July 12, 2011

VIA EDGAR

Mr. Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cypress Sharpridge Investments, Inc.

    Form 10-K for fiscal year ended December 31, 2010

    Filed on February 8, 2011

    File No. 001-33740

Dear Mr. McTiernan:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 27, 2011 with respect to the Form 10-K for the fiscal year ended December 31, 2010 of Cypress Sharpridge Investments, Inc. (the “Company”), which was filed with the Commission on February 8, 2011 (the “Form 10-K”).

For convenience of reference, the Staff comments contained in your June 27, 2011 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Item 1. Business

Financing Strategy, page 4

1.	We note that your repurchase agreements contain “customary” financial covenants. In future Exchange Act periodic reports, please include a more detailed discussion of any covenants that may restrict future financing flexibility. In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

RESPONSE: In future Exchange Act periodic reports the Company will include a more detailed discussion of any covenants that may restrict future financing flexibility to the extent that such covenants are included in the Company’s repurchase agreements. In addition, the Company confirms that in future Exchange Act periodic reports it will disclose actual financial covenant ratios to the extent that compliance with any such ratio will have a material impact on the Company’s financial flexibility, such as by precluding new indebtedness. Please note that the Company’s current repurchase agreements do not contain any (i) provisions that specifically restrict future financing flexibility, or (ii) financial covenant ratios. As a result, the Company has merely stated in the Form 10-K that “our repurchase agreements do not include substantive provisions other than covenants and other customary provisions in the standard master repurchase agreement as published by the Bond Market Association (now the Securities Industry and Financial Markets Association.”

Mr. Michael McTiernan

Re:	Cypress Sharpridge Investments, Inc.

File No. 001-33740

July 12, 2011

The Management Agreement, page 7

2.	In future Exchange Act periodic reports, please revise your disclosure to more fully discuss the “certain expenses” for which your manager has sought reimbursement. In particular, please address whether the manager may be reimbursed for any compensation paid to its executives for services attributable to you. Please also advise us in your response as to the disclosure you intend to provide in the future.

RESPONSE: In future Exchange Act periodic reports, the Company will revise its disclosure to more fully discuss the “certain expenses” for which the Company’s manager (the “Manager”) has sought reimbursement. In particular, the Company’s disclosure will address whether the Manager may be reimbursed for any compensation paid to its executives for services attributable to the Company. The Company intends to provide the following disclosure in future Exchange Act periodic reports responsive to the above-statements as follows:

“We are currently a party to a management agreement with our Manager. Pursuant to the management agreement, our Manager is entitled to receive a base management fee, and, in certain circumstances, a termination fee, and reimbursement of certain expenses, including without limitation, an allocable portion of the manager’s monthly rent and utilities costs, software and data feeds, telephone, IT support and services, office equipment, and travel related to our business. Such fees and expenses do not have fixed and determinable payments. We reimbursed our Manager an aggregate of $[            ] in expenses for the [three] months ended [            ]. The Manager may seek reimbursement for compensation paid to its executives or services providers for services attributable to us. For the three months ended [            ], the Manager did not seek any such reimbursement.”

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer

Trends and Recent Market Impacts, page 34

3.	In future Exchange Act periodic reports, please discuss the weighted average yield on new asset acquisitions made during the reporting period. Please also compare this to the prior reporting period yield on new acquisitions.

RESPONSE: In future Exchange Act periodic reports, the Company will discuss and include disclosure regarding the weighted average yield on new asset acquisitions made during the period compared to the prior reporting period. For example, in our Form 10-Q for the period ended June 30, 2011 we will include the following disclosure:

“During the three months ended June 30, 2011 and 2010, the Company purchased Agency RMBS of $XX.X million with a weighted average yield of XX.X% and $XX.X million with a weighted average yield of XX.X%, respectively.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

4.	We note your disclosure that funds from equity offerings and funds from repurchase agreements are your principal sources of funds. To the extent principal repayments are also an important source of short-term funds, please disclose in future Exchange Act periodic reports the amount of scheduled principal repayments expected to be made in the current reporting period.

Mr. Michael McTiernan

Re:	Cypress Sharpridge Investments, Inc.

File No. 001-33740

July 12, 2011

RESPONSE: In future Exchange Act periodic reports, we will discuss and include the disclosure regarding our principal repayments as a source of funds. For example, in our Form 10-Q for the period ended June 30, 2011 we will include the following disclosure:

“Our primary sources of funds are borrowings under repurchase arrangements and monthly principal repayments and interest payments on our investments. Other sources of funds may include proceeds from debt and equity offerings and asset sales. As of June 30, 2011, we had repurchase agreements totaling $X.X million, with a weighted average borrowing rate of 0.XX%. In addition, during the three months ended June 30, 2011 the Company received $X.X million of principal repayments and $X.X million of interest payments.”

*    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at (212) 612-3210.

Very truly yours,

/s/ Frances R. Spark
Frances R. Spark Chief Financial Officer and Treasurer

Enclosure

c:	Kevin E. Grant, Chief Executive Officer

Thomas A. Rosenbloom, Secretary

S. Gregory Cope, Esquire, Hunton & Williams, LLP